UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Avistar Communications Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 per share
(Title of Class of Securities)

05379X208
(CUSIP Number of Class of Securities Underlying Options)

Elias MurrayMetzger
Chief Financial Officer,
Chief Administrative Officer and Corporate Secretary
Avistar Communications Corporation
875 S. Grant Street, 10th Floor
San Mateo, California 94402
(650) 525-3300
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Robert P. Latta
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
(650) 493-9300

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee
Not applicable*	Not applicable*
*A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable. Form or Registration No.: Not applicable. Filing party: Not applicable. Date filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This filing relates solely to preliminary communications made prior to the commencement of an anticipated tender offer to allow employees of Avistar Communications Corporation (the “Company” or “Avistar”) to exchange certain of their outstanding stock options for new stock options.

The following message was sent on Tuesday, April 27, 2010, by electronic mail from Elias MurrayMetzger, Chief Financial Officer of the Company to Avistar employees.

TEXT OF EMAIL SENT TO AVISTAR EMPLOYEES ON APRIL 27, 2010

Avistar Employees and Directors,

 A few of you may have noted, if you were paying attention to our SEC filings, that we filed a preliminary version of our proxy on Tuesday, April 20, 2010.  I ordinarily would not bring this “event” to your attention, but this year’s proxy is special and worth your time to review, even on a preliminary basis, as it contains a proposal for stockholders to vote on that would create a STOCK OPTION EXCHANGE PROGRAM FOR EMPLOYEES AND DIRECTORS (the “Stock Option Exchange Program”).  It is proposal 4, which starts on page 25 at the link below, if you would like to check it out.  I’d like to say more about the program at this time, but there are very restrictive rules concerning how Avistar communicates such a plan to its employees and directors, which limit me at this time to simply suggesting you read proposal 4 in the preliminary proxy.   We plan to file a definitive proxy this week and then send further information about the program at the appropriate time, which will then allow us to answer all of your questions.  Although we plan on commencing the program in the next month or two, we may not close the Stock Option Exchange Program (by issuing the new options described in proposal 4) until our stockholders approve the program.

 http://www.sec.gov/Archives/edgar/data/1111632/000111163210000013/proxy.htm

 Regards,

 Eli

Please note:

Avistar has not yet commenced the option exchange program described in this email. Upon commencement of the program, Avistar will deliver to all employees as well as file with the SEC a Schedule TO and related exhibits, including the Offer to Exchange, an Election Form and other related documents (collectively, the “Exchange Offer Documents”). Employees are strongly encouraged and advised to read all of the Exchange Offer Documents when these documents become available because they will contain important information about the offer.

The Exchange Offer Documents will also be available without charge at Avistar’s website at http://intranet3/HR/2000%20Stock%20Option%20Plan/Forms/AllItems.aspx as well as the SEC website at www.sec.gov. When the information becomes available, we strongly urge eligible employees to read all the materials carefully and understand the risks before making a decision. We also strongly encourage eligible employees to consult tax and financial advisors before making any decision about the program. This email does not constitute an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification of the securities under the securities laws of that jurisdiction.